September 3, 2024

Lap Sun Wong
Chief Executive Officer and Chairman of the Board
Hong Kong Pharma Digital Technology Holdings Ltd
Room B1, 5/F., Well Town Industrial Building
13 Ko Fai Road, Yau Tong, Kowloon
Hong Kong

       Re: Hong Kong Pharma Digital Technology Holdings Ltd
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted August 22, 2024
           CIK No. 0002007702
Dear Lap Sun Wong:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form F-1
Capitalization, page 52

1. Please tell us your consideration of including loans from related parties as a component of your total debt. Refer to Item 3.B of Form 20-F. Please revise to include total debt amount in your total capitalization calculation.
Dilution, page 53

2. Please revise your historical net tangible book value amount as of March 31, 2024 to exclude the deferred IPO costs balance.
 September 3, 2024
Page 2

       Please contact Nasreen Mohammed at 202-551-3773 or Suying Li at 202-551-3335 with any questions.



                                                      Sincerely,

                                                      Division of Corporation
Finance
                                                      Office of Trade &
Services
cc:   Kevin Sun